

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Anat Ashkenazi
Executive Vice President and Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

   Re: Eli Lilly and Company
    Form 10-K for the fiscal year ended December 31, 2022
    Filed February 22, 2023
    File No. 001-06351

Dear Anat Ashkenazi:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc: Donald A. Zakrowski, Senior VP Finance & CAO